FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2006

Commission File Number: 000-50483

CTRIP.COM INTERNATIONAL, LTD.

3F, Building 63-64

No. 421 Hong Cao Road

Shanghai 200233, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

CTRIP.COM INTERNATIONAL, LTD.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CTRIP.COM INTERNATIONAL, LTD.

By:	/s/ Jane Jie Sun
Name:	Jane Jie Sun
Title:	Chief Financial Officer

Date: August 10, 2006

Exhibit 99.1

CTRIP REPORTS SECOND QUARTER 2006 FINANCIAL RESULTS

Shanghai, China, August 9, 2006 - Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider for hotel accommodations, airline tickets and packaged tours in China, today announced its unaudited financial results for the quarter ended June 30, 2006.

Highlights for the Second Quarter of 2006

•	Net revenues were RMB190 million (US$24 million) in the second quarter of 2006, up 47% year-on-year.

•	Gross margin was 81% in the second quarter of 2006, compared to 85% in the same period in 2005 largely due to higher cost of service as a result of increased revenue contribution from air ticketing services.

•	Income from operations was RMB66 million (US$8 million) in the second quarter of 2006 on a GAAP basis. Excluding share-based compensation charges (non-GAAP), income from operations was RMB79 million (US$10 million), up 36% year-on-year.

•	Operating margin was 35% in the second quarter of 2006. Excluding share-based compensation charges (non-GAAP), operation margin was 42%, compared to 45% during the same period in 2005.

•	Net income was RMB61 million (US$8 million) in the second quarter of 2006 on a GAAP basis. Excluding share-based compensation charges (non-GAAP), net income was RMB74 million (US$9 million), up 30% year-on-year.

•	Net margin was 32% in the second quarter of 2006. Excluding share-based compensation charges (non-GAAP), net margin was 39%, compared to 44% in the same period in 2005.

•	Fully diluted earnings per share were RMB1.82 (US$0.23). Excluding share-based compensation charges (non-GAAP), fully diluted earnings per share were RMB2.22 (US$0.28).

•	Share-based compensation charges were RMB13 million (US$2 million), which accounted for 7% of the net revenues, or RMB0.40 (US$0.05) per share for the second quarter of 2006.

“We are very glad to report our solid performance during the second quarter of 2006. We were able to strengthen our market presence and enhance customers’ satisfaction through operational excellence. We are confident that Ctrip will continue its healthy growth in the future.” said Min Fan, Chief Executive Officer of Ctrip.

Financial Results

For the second quarter of 2006, Ctrip reported total revenues of RMB203 million (US$25 million), representing a 47% increase from the same period in 2005 and 21% increase from the first quarter of 2006.

Hotel reservation revenues totaled RMB118 million (US$15 million) for the second quarter of 2006, representing a 28% increase from the same period in 2005 and a 23% increase from the previous quarter due to increased volume of hotel room nights booked and higher average commission per room night achieved in the second quarter of 2006.

The total number of hotel room nights booked was approximately 1.7 million in the second quarter of 2006, compared to approximately 1.39 million room nights for the same period in 2005 and approximately 1.38 million room nights in the previous quarter.

Air ticket booking revenues for the second quarter of 2006 were RMB73 million (US$9 million), representing a 94% increase from the same period in 2005 and a 22% increase from the previous quarter, primarily due to the growth of air tickets sales volume and higher average commission per ticket achieved in the second quarter of 2006.

The total number of air tickets sold in the second quarter of 2006 was approximately 1.49 million air tickets, compared to approximately 0.8 million for the same period in 2005 and approximately 1.28 million in the previous quarter.

Packaged-tour revenues for the second quarter of 2006 were RMB9 million (US$1 million), up 48% from the same period in 2005, and decreased by 7% from the previous quarter due to the company’s strategic focus on core FIT (Frequent Independent Travelers) tour packages while ending the low-end group tour service. Revenues from core FIT tour packages increased by 121% in the second quarter of 2006 from the same period in 2005, offset in part by a 25% decrease in revenues from low-end group tours.

For the second quarter of 2006, net revenues were RMB190 million (US$24 million), a 47% increase from the same period in 2005. Net revenues increased by 22% from the first quarter in 2006.

The gross margin was 81% in the second quarter of 2006, compared to 85% for the same period in 2005. This decrease was largely due to higher cost of services as a result of increased revenue contribution from air ticketing services. The gross margin in the second quarter of 2006 remained largely unchanged compared to 82% in the previous quarter.

Product development expenses for the second quarter of 2006 increased by 72% to RMB25 million (US$3 million) from the same period in 2005 and increased by 7% compared to the previous quarter. Excluding share-based compensation charges (non-GAAP), product development expenses accounted for 11% of the net revenue, remained flat with the same period last year and decreased from 13% in the previous quarter.

Sales and marketing expenses for the second quarter of 2006 increased by 52% to RMB42 million (US$5 million) from the same period in 2005, primarily due to hiring of new sales and marketing staff and increased expenses associated with our customer reward program. Sales and marketing expenses increased by 20% from the previous quarter primarily due to increased advertising expenses. Excluding share-based compensation charges (non-GAAP), sales and marketing expenses accounted for 21% of the net revenue, remained consistent with 21% for both the same period last year and the previous quarter.

General and administrative expenses for the second quarter of 2006 increased by 114% to RMB22 million (US$3 million) from the same period in 2005, primarily due to the hiring of additional staff, increased accrual for professional expenses and the incurrence of RMB8 million (US$1 million) for share-based compensation charges. General and administrative expenses increased by 8% from the previous quarter primarily due to the hiring of additional staff. Excluding share-based compensation charges (non-GAAP), general and administrative expenses accounted for 7% of the net revenues, relatively consistent with 8% for both the same period last year and the previous quarter.

Total operating expenses for the second quarter of 2006 were RMB88 million (US$11 million). Excluding share-based compensation charges (non-GAAP), total operating expenses were RMB75 million (US$9 million), representing 39% of the net revenues, compared to 40% in the same period in 2005 and 41% in the first quarter of 2006.

Income from operations for the second quarter of 2006 was RMB66 million (US$8 million). Excluding share-based compensation charges (non-GAAP), income from operations was RMB79 million (US$10 million), increased 36% from the same period in 2005, and increased 26% from the previous quarter.

Operating margin was 35% in the second quarter of 2006. Excluding share-based compensation charges (non-GAAP), operating margin was 42% compared to 45% in the second quarter of 2005 and 40% in the previous quarter.

Net income for the second quarter of 2006 was RMB61 million (US$8 million). Excluding share-based compensation charges (non-GAAP), net income was RMB74 million (US$9 million), representing a 30% increase from the same period in 2005 and a 20% increase from the previous quarter.

Net margin was 32% in the second quarter of 2006. Excluding share-based compensation charges (non-GAAP), net margin was 39%, compared to 44% for the same period in 2005 and 40% in the first quarter of 2006.

The diluted earnings per share were RMB1.82 (US$0.23). Excluding share-based compensation charges (non-GAAP), the diluted earnings per share were RMB2.22 (US$0.28) for the second quarter of 2006.

As of June 30, 2006, the cash balance increased to RMB808 million (US$101 million), compared to RMB794 million as of March 31, 2006.

Business Outlook

For the third quarter of 2006, Ctrip expects to continue the year-on-year net revenue growth at a rate of approximately 40%.

Note to Financial Statements

Certain accounts for prior years have been reclassified with no effect on net income or retained earnings to conform to the 2006 financial statement presentation.

Conference Call

Ctrip’s management team will host a conference call at 9:00PM Eastern Time on August 9, 2006 (or 9:00AM on August 10, 2006 in the Shanghai/HK time zone) following the announcement.

The conference call will be available on Webcast live and replay at: http://ir.ctrip.com. The call will be archived for 12 months at this website.

The dial-in details for the live conference call: U.S. Toll Free Number +1-800-901-5218, International dial-in number +1-617-786-4511; Passcode 59739408.

A telephone replay of the call will be available one week after the conclusion of the conference call. The dial-in details for the replay: U.S. Toll Free Number +1-888-286-8010, International dial-in number +1-617-801-6888; Passcode 10509865.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” and “confident” and similar statements. Among other things, quotations from management and Business Outlook section in this press release, as well as Ctrip’s strategic and operational plans, contain forward-looking statements. Ctrip may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Ctrip’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, declines or disruptions in the travel industry, the outbreak of serious contagious disease such as SARS or avian flu, Ctrip’s reliance on the relationships with hotel suppliers and airline ticket suppliers, Ctrip’s limited operating history, fluctuations in quarterly operating results and stock price, failure of competing against new and exist competitors, PRC laws and regulations governing internet content providers in China and other risks outlined in Ctrip’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of August 9, 2006, and Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Ctrip’s unaudited consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Ctrip uses non-GAAP financial information of product development expenses, sales and marketing expenses, general and administrative expenses, total operating expenses, income from operations, operating margin, net income, net margin and diluted earnings per share, each of which is adjusted from the most comparable GAAP results to exclude the share-based compensation charges recorded under Statement of Financial Accounting Standard 123R, “Share-Based Payment”, and APB25, “Accounting for Stock Issued to Employees”, for 2006 and 2005, respectively. Ctrip’s management believes the non-GAAP financial measures facilitate better comparison of operation results from quarter to quarter and provide the management better capability to plan and forecast future periods.

The non-GAAP information is not in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for the GAAP results. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in our business for the foreseeable future.

Reconciliations of Ctrip’s non-GAAP financial measures to consolidated statement of operations information are included in the end of this press release.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading travel service provider of hotel accommodations, airline tickets and packaged-tours in China. Ctrip aggregates information on hotels and flights and enable customers to make informed and cost-effective hotel and flight bookings. Ctrip targets primarily business and leisure travelers in China who do not travel in group. These travelers form a traditionally under-served yet fast-growing segment of the China travel industry. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For further information

Tracy Cui

Ctrip.com International, Ltd.

Tel: (+86) 21 3406 4880 X 12216

Email: jrcui@ctrip.com

Ctrip.com International, Ltd.

Consolidated Balance Sheet Information

	December 31, 2005 RMB	June 30, 2006 RMB	June 30, 2006 USD
	(Unaudited)	(unaudited)	(unaudited)
			(Note 1)
ASSETS
Current assets:
Cash	735,061,898	801,491,874	100,257,918
Restricted cash	6,600,000	6,600,000	825,588
Accounts receivable	63,440,215	110,655,931	13,841,854
Prepayments and other current assets	44,077,341	44,835,726	5,608,462
Deferred tax assets	2,135,171	3,060,549	382,841

Total current assets	851,314,625	966,644,080	120,916,663

Long-term deposits	54,284,801	61,303,979	7,668,461
Long-term prepayment	66,430,515	66,430,515	8,309,735
Property, equipment and software	53,552,243	81,880,264	10,242,331
Long-term investment	—	53,871,993	6,738,801
Goodwill	9,515,849	9,515,849	1,190,329
Other long-term assets	803,050	2,733,222	341,896

Total assets	1,035,901,083	1,242,379,902	155,408,216

LIABILITIES
Current liabilities:
Accounts payable	72,353,392	93,390,719	11,682,163
Salary and welfare payable	21,343,901	20,940,929	2,619,483
Taxes payable	16,050,032	19,348,880	2,420,335
Advances from customers	28,172,743	23,953,204	2,996,285
Provisions for customer reward program	19,776,193	26,105,068	3,265,460
Dividend payable	67,273,747	67,273,747	8,415,214
Other payables and accruals	45,344,065	66,365,764	8,301,635

Total current liabilities	270,314,073	317,378,311	39,700,575

Minority interests	871,406	1,020,381	127,639

Commitments and contingencies

SHAREHOLDERS’ EQUITY
Share capital	2,652,142	2,685,630	335,943
Additional paid-in capital	524,928,856	578,237,557	72,331,231
Statutory reserves	41,769,481	41,769,480	5,224,908
Deferred share-based compensation	(465,255)	—	—
Cumulative translation adjustments	(7,639,603)	(11,137,240)	(1,393,148)
Retained Earnings	203,469,983	312,425,783	39,081,068

Total shareholders’ equity	764,715,604	923,981,210	115,580,002

Total liabilities and shareholders’ equity	1,035,901,083	1,242,379,902	155,408,216

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the noon buying rate of USD1.00=RMB7.9943 on June 30, 2006 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

Note 2: Certain accounts for prior years have been reclassified with no effect on net income or retained earnings to conform to the 2006 financial statement presentation.

Ctrip.com International, Ltd.

Consolidated Statement of Operations Information

	Quarter Ended June 30, 2005 RMB	Quarter Ended March 31, 2006 RMB	Quarter Ended June 30, 2006 RMB	Quarter Ended June 30, 2006 USD
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
				(Note 1)
Revenues:
Hotel reservation	92,258,219	95,629,719	117,898,002	14,747,758
Air-ticketing	37,418,941	59,775,033	72,711,431	9,095,409
Packaged tour	5,802,977	9,265,058	8,611,708	1,077,231
Others	2,613,641	2,592,865	3,297,876	412,528

Total revenues	138,093,778	167,262,675	202,519,017	25,332,926

Less: business tax and related surcharges	(8,418,407)	(11,233,882)	(12,503,723)	(1,564,080)

Net revenues	129,675,371	156,028,793	190,015,294	23,768,846

Cost of services	(19,716,097)	(28,164,948)	(35,557,687)	(4,447,880)

Gross profit	109,959,274	127,863,845	154,457,607	19,320,966

Operating expenses:
Product development *	(14,289,569)	(22,985,588)	(24,590,478)	(3,076,001)
Sales and marketing *	(27,334,276)	(34,515,120)	(41,544,155)	(5,196,722)
General and administrative *	(10,362,220)	(20,514,717)	(22,177,304)	(2,774,140)

Total operating expenses	(51,986,065)	(78,015,425)	(88,311,937)	(11,046,863)

Income from operations	57,973,209	49,848,420	66,145,670	8,274,103

Interest income	3,130,722	4,278,327	4,540,286	567,940
Other income	2,681,002	2,742,851	625,231	78,210

Income before income tax expense and minority interest	63,784,933	56,869,598	71,311,187	8,920,253
Income tax expense	(7,171,263)	(8,504,297)	(10,571,713)	(1,322,406)
Minority interests	(73,675)	42,267	(191,242)	(23,922)

Net income	56,539,995	48,407,568	60,548,232	7,573,925

Earnings per share
- Basic	1.78	1.51	1.87	0.23
- Diluted	1.74	1.48	1.82	0.23

Weighted average shares outstanding
- Basic	31,732,838	32,067,925	32,293,221	32,293,221
- Diluted	32,571,802	32,815,598	33,270,085	33,270,085
____________
* Share-based compensation charges included are as follows:
Product development	94,111	3,176,702	3,245,904	406,027
Sales and marketing	60,418	1,978,929	2,010,748	251,523
General and administrative	260,730	8,138,835	8,062,924	1,008,584

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the noon buying rate of USD1.00=RMB7.9943 on June 30, 2006 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

Note 2: Certain accounts for prior years have been reclassified with no effect on net income or retained earnings to conform to the 2006 financial statement presentation.

Note 3: Effective on April 11, 2006, Company changed ratio of the American Depositary Shares (“ADSs”) to ordinary shares from one (1) ADS representing two (2) ordinary shares to one (1) ADS representing one (1) ordinary share. The change is reflected in the numbers above.

Ctrip.com International, Ltd.

Reconciliation of GAAP and Non-GAAP Results

(In RMB, except % and per share information)

	Quarter Ended June 30, 2006
	GAAP Result	% of Net Revenue	Share-based Compensation	% of Net Revenue	Non-GAAP Result	% of Net Revenue

Product development	(24,590,478)	13%	3,245,904	2%	(21,344,574)	11%
Sales and marketing	(41,544,155)	22%	2,010,748	1%	(39,533,407)	21%
General and administrative	(22,177,304)	12%	8,062,924	4%	(14,114,380)	7%

Total operating expenses	(88,311,937)	46%	13,319,576	7%	(74,992,361)	39%

Income from operations	66,145,670	35%	13,319,576	7%	79,465,246	42%

Net income	60,548,232	32%	13,319,576	7%	73,867,808	39%

Diluted earnings per share (USD)	0.23		0.05		0.28

	Quarter Ended March 31, 2006
	GAAP Result	% of Net Revenue	Share-based Compensation	% of Net Revenue	Non-GAAP Result	% of Net Revenue

Product development	(22,985,588)	15%	3,176,702	2%	(19,808,886)	13%
Sales and marketing	(34,515,120)	22%	1,978,929	1%	(32,536,191)	21%
General and administrative	(20,514,717)	13%	8,138,835	5%	(12,375,882)	8%

Total operating expenses	(78,015,425)	50%	13,294,466	9%	(64,720,959)	41%

Income from operations	49,848,420	32%	13,294,466	9%	63,142,886	40%

Net income	48,407,568	31%	13,294,466	9%	61,702,034	40%

Diluted earnings per share (USD)	0.18		0.05		0.23

	Quarter Ended June 30, 2005
	GAAP Result	% of Net Revenue	Share-based Compensation	% of Net Revenue	Non-GAAP Result	% of Net Revenue

Product development	(14,289,569)	11%	94,111	0%	(14,195,458)	11%
Sales and marketing	(27,334,276)	21%	60,418	0%	(27,273,858)	21%
General and administrative	(10,362,220)	8%	260,730	0%	(10,101,490)	8%

Total operating expenses	(51,986,065)	40%	415,259	0%	(51,570,806)	40%

Income from operations	57,973,209	45%	415,259	0%	58,388,468	45%

Net income	56,539,995	44%	415,259	0%	56,955,254	44%

Diluted earnings per share (USD)	0.21		0.00		0.21